June 28, 2006

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549-0405

Attn: April Sifford

cc: Gary Newberry

Re:

Eldorado Gold Corporation

Form 40-F for the Fiscal Year Ended December 31, 2005

Filed April 3, 2006

File No. 1-131522

Company Responses to Staff Comments

VIA:  EDGAR and Facsimile (202)551-3761

Ladies and Gentlemen:

On April 3, 2006, Eldorado Gold Corporation (the “Company”) filed an amendment to its annual report on Form 40-F for the fiscal year ended December 31, 2005 (the “Form 40-F”) with the Securities and Exchange Commission (“SEC”).  The SEC issued a comment letter dated June 12, 2006.  This letter sets forth the Company’s responses to the Staff’s comment letter in regard to the Form 40-F.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

SEC Comments:

Form 40-F for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 10 – Taxes, page 19

1.

We note the components of your future tax assets and liabilities at December 31, 2005.  Tell us why the valuation allowance is in excess of the reported future tax assets.  We may have further comment.

The Company’s Response:

1.

The following is a discussion of why the valuation allowance in Eldorado Gold Corporation’s (“EGC”) tax note exceeds the future income tax assets and liabilities disclosed to result in a net liability of US$10,051,000.  The table in Note 10 to the financial statements includes both potential future income tax assets and liabilities.  In some cases potential future income tax assets from one subsidiary are netted with future income tax liabilities from the other regions to result in a net number being reported on the schedule.

Afcan Mining Corporation

On the acquisition of Afcan Mining Corporation, a net future income tax liability of US$5,120,000 (Note 3) was recorded.   This included a future income tax liability of US$5,192,000 related to capital assets and a future income tax asset of US$72,000 related to liabilities.  The future income tax liability was grouped with future income tax assets related to capital assets from other subsidiaries of US$8,147,000 to arrive at a potential net future income tax asset related to capital assets of US$2,955,000 being disclosed in Note 10.

Sao Bento Mineracao S.A.

EGC’s Brazilian subsidiary, Sao Bento Mineracao S.A. (“SBM”) has a US dollar denominated loan due to another foreign subsidiary of EGC.  SBM files its income tax returns in Brazil’s local currency, the Real.   Due to the strengthening of the Real in relation to the US Dollar over the last few years, this US dollar denominated loan has caused significant unrealized exchange gains on SBM’s financial statements prepared in Reals.  For tax purposes in Brazil these unrealized exchange gains are not subject to income tax until they are realized.   SBM has substantial potential future income tax assets but since in Brazil only 30%`of the taxable income in a given year can be offset by tax losses a future income tax liability must be recorded for the 70% of the cumulative unrealized foreign exchange gains related to the loan.

The future income tax liability with respect to this unrealized gain for tax purposes is US$7,004,000. This amount is netted against other potential future income tax assets related to liabilities in SBM of US$5,024,000 and other potential tax assets related to liabilities in other subsidiaries of US$599,000 to arrive at the net future income tax liabilities related to liabilities of US$1,381,000 that was disclosed in Note 10 to the financial statements.

Summary

In summary, the following table explains why the valuation allowance exceeds the summary of the potential future income tax assets and future income tax liabilities combined:

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Total potential future income tax assets	US$109,383,000
Valuation Allowance	(US$107,210,000)
Future income tax assets recognized in financial statements	US$ 2,173,000

Future income tax liability (Afcan – Capital Assets)	(US$ 5,192,000)
Future income tax liability (SBM – Foreign exchange gains - liabilities)	(US$ 7,004,000)
Future income tax liability ( undistributed earnings of a subsidiary)	(US$ 28,000)

Net future income tax liability	(US$10,051,000)

As you can see from the above table, the reason that the valuation allowance appeared to be greater than the potential future income tax assets was that the table in Note 10 combined potential future income tax assets with liabilities for amounts that were related to the same categories.

SEC Comments:

Exhibit 99.2

2.

Revise this certification in an amended filing to refer to the fiscal period ended December 31, 2005.

The Company’s Response:

2.

The Company has revised the certification filed as Exhibit 99.2 by amending the filing to refer to the fiscal period ended December 31, 2005.

SEC Comments:

Exhibits 99.3 and 99.4

3.

Revise these certifications in an amended filing to conform the title and wording exactly as set forth in General Instruction B(6)(a) of Form 40-F.

The Company’s Response:

3.

Pursuant to the telephone conference between Gary Newberry and Kenneth Sam, attorney at Dorsey & Whitney, LLP, the Company has revised Exhibits 99.3 and 99.4 to reflect the changes provided in writing to Mr. Newberry in the fax dated June 15, 2006.

In connection with our response to the staff’s comments, we hereby acknowledge that:

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•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding our response letter or the amended filings, please do not hesitate to contact Kenneth Sam at Dorsey & Whitney LLP at (303) 629-3445.

Respectfully submitted,

“Earl Price”

Earl Price

Chief Financial Officer

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